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$300 per transaction) that can justify the high shipping, returns and damage costs and overall economics of their model. Conversely, we focus primarily on the attractive decorative accents and accessories portion of the market, generating an average basket of approximately $60, where we can employ our efficient operating model to generate attractive economics. For similar products, we believe we are able to offer comparable breadth of assortment to online retailers. In addition, according to Russell Research, while consumers may browse options online, they strongly value the opportunity to experience the look-and-feel of products in stores before they purchase them.

Recent Developments

Preliminary Estimated Financial Results for the Thirteen Weeks Ending July 30, 2016

As of July 25, 2016, we estimate that for the thirteen weeks ending July 30, 2016, our net sales will be in the range of $ to $, representing an increase of   % to   % over $ of net sales for the thirteen weeks ended August 1, 2015. We estimate that comparable store sales for the thirteen weeks ending July 30, 2016 will increase by   % to   %. Our comparable store sales were adversely impacted by weather conditions in certain of our markets where we have higher store density during the thirteen weeks ending July 30, 2016.

For the thirteen weeks ending July 30, 2016, we expect to report the incurrence of incremental investment in several expense items that are not comparable to the thirteen weeks ended August 1, 2015, in the range of $ million to $ million. These items include an increase in brand advertising to support overall consumer awareness of the At Home brand; additional pre-opening expenses associated with an increased number of new store openings; increased consulting expenses; and increased public company readiness costs. In addition, our results for the thirteen weeks ended August 1, 2015 included a $1.8 million one-time gain on the sale of a property. As a result of these factors, we anticipate that our operating income for the thirteen weeks ending July 30, 2016 will be less than our operating income for the thirteen weeks ended August 1, 2015; however, we will not be able to estimate our operating income for the thirteen weeks ending July 30, 2016 until we have substantially completed our closing procedures for the quarter.

The thirteen weeks ending July 30, 2016 has not yet concluded and, accordingly, our results of operations for such period are not yet available. Our expected results above reflect our current estimates for such period based on information available as of the date of this prospectus. We believe that the estimated net sales and comparable store sales data are important to an investor's understanding of our performance, notwithstanding that we are not yet able to provide estimated operating income or net income data. Our estimates of results are based solely on information available to us as of the date of this prospectus and are inherently uncertain and subject to change due to a variety of business, economic and competitive risks and uncertainties, many of which are not within our control, and we undertake no obligation to update this information. Our estimates contained in this prospectus are forward looking statements. Actual results remain subject to the completion of the fiscal quarter on July 30, 2016, the completion of management's and the audit committee's final reviews and our other quarterly financial closing procedures and the completion of the preparation of our interim consolidated financial statements. Our actual consolidated financial statements and related notes as of and for the thirteen weeks ending July 30, 2016 are not expected to be filed with the SEC until after this offering is completed. During the course of the preparation of these actual consolidated financial statements and related notes, additional items that may require material adjustments to the preliminary estimated financial results presented above could be identified. See "Risk Factors—Risks Relating to Our Business" and "Cautionary Note Regarding Forward-Looking Statements".

The preliminary financial data included in this prospectus have been prepared by and are the responsibility of our management. Our independent accountant, Ernst & Young LLP, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial data.

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Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

Pending Sale Leaseback Transaction

We are currently in negotiations to enter into a sale-leaseback transaction covering several of our properties. If this transaction is completed, we estimate that net proceeds to us will be up to approximately $40 million. We currently expect to complete this transaction during the third quarter of fiscal 2017; however, we have not entered into any binding agreement with respect to this transaction and there can be no assurance that we will complete this transaction with respect to any or all of the subject properties on the terms currently contemplated or at all.

ABL Facility Amendment

In June 2016, we amended our ABL Facility to exercise the $75.0 million accordion feature of the ABL Facility, which increased the aggregate revolving commitments from $140.0 million to $215.0 million and increased the sublimit for the issuance of letters of credit from $10.0 million to $25.0 million. The other terms of the ABL Facility remain unchanged.

Our Sponsors

We were acquired by our Sponsors in 2011 pursuant to a stock purchase agreement with our former equity holders. Upon completion of this offering, our Sponsors will collectively own approximately 85% of our shares of common stock. See "—Organizational Structure" and "Principal Stockholders".

AEA

AEA is one of the most experienced global private investment firms. Founded in 1968, AEA currently manages over $10 billion of capital for an investor group that includes former and current chief executive officers of major multinational corporations, family groups, and institutional investors from around the world. With a staff of approximately 70 investment professionals and offices in New York, Stamford, London, Munich and Shanghai, AEA focuses on investing in companies in the consumer products/retail, industrial products, specialty chemicals and related services sectors.

In addition to At Home, representative current and former consumer/retail portfolio companies include 1-800 Contacts, 24 Hour Fitness, ThreeSixty Group, Brand Networks, Shoes for Crews, Acosta Sales & Marketing, Burt's Bees, Tampico Beverages and Graco Children's Products.

Starr Investments

Starr Investments is a multi-billion dollar New York-based investment adviser that leverages the Starr Companies' unique duration-agnostic capital together with that of select institutions and family offices. Starr Investments invests in privately-held technology-enabled services businesses with strong market positions in industries such as healthcare, financial services and consumer. Starr Investments partners with world class management teams, supporting them with flexible capital and strategic resources that enable their companies to achieve their full potential.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider the risks discussed in the section entitled "Risk Factors", including the following risks, before investing in our common stock:

- general economic factors may materially adversely affect our business, revenue and profitability;

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	Fiscal Year Ended			Thirteen Weeks Ended		Twelve Months Ended
	January 25, 2014	January 31, 2015	January 30, 2016	May 2, 2015	April 30, 2016	April 30, 2016
	(dollars in thousands, except per share data)					
Per Share Data:						
Net (loss) income per common share:						
Basic	$ (0.44)	$ (0.01)	$ 0.07	$ 0.03	$ 0.14	$ 0.18
Diluted	$ (0.44)	$ (0.01)	$ 0.07	$ 0.03	$ 0.14	$ 0.17
Weighted average shares outstanding:						
Basic	50,836,727	50,836,727	50,836,727	50,836,727	50,836,727	50,836,727
Diluted	50,836,727	50,836,727	51,732,752	52,705,000	52,607,494	52,607,494
Cash Flow Data:						
Net cash provided by (used in) operating activities . . .	$ 35,695	$ 15,321	$ 14,913	$ (971)	$ 25,840	$ 41,724
Net cash used in investing activities	(30,310)	(100,098)	(39,727)	(264)	(30,418)	(69,881)
Net cash (used in) provided by financing activities	(4,032)	84,512	25,536	3,936	8,059	29,659
Net increase (decrease) in cash and cash equivalents .	1,353	(265)	722	2,701	3,481	1,502
Balance Sheet Data (as of end of period):						
Cash and cash equivalents . .	$ 4,971	$ 4,706	$ 5,428	$ 7,407	$ 8,909	$ 8,909
Inventories, net	109,125	142,256	176,388	146,073	175,472	175,472
Property and equipment, net	111,786	220,084	272,776	231,775	296,649	296,649
Net working capital(1)(2) . .	43,844	59,280	95,839	69,351	87,638	87,638
Total assets(2)	824,742	968,315	1,054,810	972,649	1,081,399	1,081,399
Total debt(2)(3)	372,351	445,661	515,136	449,972	523,667	523,667
Total shareholders' equity . .	357,101	360,916	369,153	363,794	377,640	377,640
Other Financial and Operating Data:						
Total stores at end of period	68	81	100	86	106	106
New stores opened(4)	10	16	20	5	6	21
Comparable store sales	(0.4)%	8.3%	3.9%	3.8%	1.9%	3.4%
Store-level Adjusted EBITDA(5)	$ 112,945	$ 133,122	$ 168,573	$ 41,466	$ 49,256	$ 176,363
Store-level Adjusted EBITDA margin(5)	28.0%	26.7%	27.1%	29.4%	28.6%	27.0%
Adjusted EBITDA(5)	$ 86,968	$ 95,552	$ 115,270	$ 29,399	$ 33,962	$ 119,833
Adjusted EBITDA margin(5)	21.5%	19.2%	18.5%	20.8%	19.7%	18.4%

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- for fiscal year 2015, asset retirements related to our rebranding of $0.6 million and $0.4 million for a store relocation; and

- for fiscal year 2016, gain on the sale of our property in Houston, Texas of $(1.8) million and $(0.3) million related to various refunds for prior period taxes and audits, slightly offset by $0.5 million in expenses incurred for a store closure.

(j)   Reflects corporate overhead expenses, which are not directly related to the profitability of our stores, to facilitate comparisons of store operating performance as we do not consider these corporate overhead expenses when evaluating the ongoing performance of our stores from period to period. Corporate overhead expenses, which are a component of selling, general and administrative expenses, are comprised of various home office general and administrative expenses such as payroll expenses, occupancy costs, marketing and advertising, and consulting and professional fees. Store-level Adjusted EBITDA should not be used as a substitute for consolidated measures of profitability or performance because it does not reflect corporate overhead expenses that are necessary to allow us to effectively operate our stores and generate Store-level Adjusted EBITDA. We anticipate that we will continue to incur corporate overhead expenses in future periods.

(6)   For the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016, amounts are shown pro forma to give effect to the following transactions as if they had occurred as of the beginning of the periods presented: (i) this offering, (ii) the repayment of indebtedness from the proceeds of this offering as described in "Use of Proceeds" and (iii) each of the related adjustments mentioned below. Amounts for the fiscal year ended January 30, 2016 are also shown pro forma to give effect to the June 2015 Refinancing as if it had occurred as of the beginning of the period presented.

Adjustments to net income for the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016 reflect (i) a $17.0 million and $3.3 million decrease in interest expense, respectively (see the reconciliation of historical interest expense to pro forma interest expense below), (ii) an $8.2 million and $1.6 million increase in income tax expense, respectively, due to higher income before taxes relating to our pro forma net income and (iii) the removal of $3.6 million and $0.9 million of the Sponsors' management fees, respectively.

The following is a reconciliation of historical net income to pro forma net income for the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016:

	Fiscal Year Ended January 30, 2016	Thirteen Weeks Ended April 30, 2016
	(in thousands)	
Net income	$ 3,574	$ 7,326
Decrease in interest expense, net(a)	16,989	3,297
Increase in income tax expense(b)	(8,199)	(1,587)
Removal of management fee(c)	3,612	901
Pro forma net income(d)	$15,976	$ 9,937

(a)   See the reconciliation of historical interest expense to pro forma interest expense below.

(b)   Reflects an increase in income tax expense for the related tax effects of the pro forma adjustments. For the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016, the tax impact is based upon an increase of pro forma income before taxes of $20.6 million and $4.2 million, respectively, and an effective tax rate of 39.8% and 37.8%, respectively.

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(c) Reflects the removal of management fees payable to the Sponsors. In connection with this offering, the management agreement will be terminated. See "Certain Relationships and Related Party Transactions".

(d) For the fiscal year ended January 30, 2016, we recognized a loss on extinguishment of debt in the amount of approximately $36.0 million in connection with the redemption of the Senior Secured Notes in June 2015. Pro forma net income excludes any adjustments related to loss on extinguishment of debt that may result from this offering.

The following is a reconciliation of historical interest expense to pro forma interest expense for the fiscal year ended January 30, 2016 and thirteen weeks ended April 30, 2016.

	Fiscal Year Ended January 30, 2016	Thirteen Weeks Ended April 30, 2016
	(in thousands)	
Interest expense, net	$ 36,759	$ 8,193
Decrease resulting from the June 2015 Refinancing(a)	(3,868)	—
Decrease resulting from use of proceeds of this offering(b)	(13,404)	(3,368)
Increase resulting from the use of ABL borrowings(c)	283	71
Pro forma interest expense, net	$ 19,770	$ 4,896

(a) For the fiscal year ended January 30, 2016, reflects redemption in full of the Senior Secured Notes with the proceeds of the Term Loan Facilities.

(b) Assumes repayment of indebtedness under the Second Lien Facility, which bears interest at a rate of 9.0% per annum, using the proceeds of this offering, as if it had occurred as of the beginning of the periods presented.

(c) Assumes that the underwriters do not exercise their option to purchase additional shares and, as a result, net proceeds to us from this offering are insufficient to repay the borrowings outstanding under the Second Lien Facility in full, in which case we intend to use borrowings under the ABL Facility to repay the remaining $14.2 million in outstanding principal. We expect to use cash to pay any accrued and unpaid interest and premium on the outstanding principal amount of the Second Lien Facility. The effective interest rate on the ABL Facility was approximately 2.00% for the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016.

(7) Gives effect to (i) the 128.157393-for-one stock split effected on July 22, 2016 and (ii) the shares of our common stock to be issued by us in this offering. Pro forma basic net income per share consists of pro forma net income divided by the pro forma basic weighted average common shares outstanding. Pro forma diluted net income per share consists of pro forma net income divided by the pro forma diluted weighted average common shares outstanding.

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USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of 8,667,000 shares in this offering will be approximately $115.8 million (or $134.0 million if the underwriters' option to purchase additional shares is exercised in full), based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to repay approximately $115.8 million of principal amount of indebtedness under the Second Lien Facility. To the extent that the underwriters do not exercise their option to purchase additional shares, we intend to use borrowings under the ABL Facility to repay the remaining principal amount of the Second Lien Facility. We expect to use cash to pay any accrued and unpaid interest and premium on the outstanding principal amount of the Second Lien Facility.

The total amount required to repay the Second Lien Facility in full is approximately $130.1 million, including premium, plus accrued and unpaid interest, if any. Interest accrues on the Second Lien Facility at an annual rate of 9.0%, or approximately $250 per day for each $1.0 million of principal amount. Interest is payable on the last business day of January, April, July and October in each year, and was last paid on April 30, 2016. We expect to make the next payment of interest on the Second Lien Facility on July 30, 2016, which will be before the closing date of this offering. Borrowings under the Second Lien Facility mature on June 5, 2023.

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $8.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $14.0 million, assuming the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing. To the extent any proceeds from this offering remain after the repayment in full of our Second Lien Facility, including any accrued and unpaid interest and premium thereunder, we intend to use any such remaining proceeds for general corporate purposes.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of April 30, 2016:

- on an actual basis; and

- on an as adjusted basis to give effect to our issuance and sale of 8,667,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering, together with cash and borrowings under the ABL Facility, to repay in full all obligations under the Second Lien Facility, in each case as described in "Use of Proceeds".

You should read the data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of April 30, 2016	
	Actual	As Adjusted(1)(2)
	(in thousands, except share and per share data)	
Cash and cash equivalents	$ 8,909	$ 8,767(3)
Debt:		
ABL Facility(4)	$ 85,600	$ 99,761(3)
Notes payable	9,918	9,918
First Lien Facility(5)	297,000	297,000
Second Lien Facility(5)	130,000	—(3)
Total debt	522,518	406,679
Stockholders' equity:		
Common stock, Class A; $0.01 par value; 32,535,505 shares issued and outstanding actual(6)	325	—
Common stock, Class B; $0.01 par value; 18,301,222 shares issued and outstanding actual(6)	183	—
Common stock; $0.01 par value; 59,503,727 shares issued and outstanding as adjusted(6)	—	595
Additional paid-in capital	410,907	526,659
Accumulated deficit	(33,775)	(37,110)(7)
Total equity	377,640	490,144
Total capitalization	$900,158	$896,823

(1) Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in-capital, total stockholders' equity and total capitalization by approximately $8.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in-capital, total stockholders' equity and total capitalization by approximately

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$14.0 million, assuming the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2) Our estimate of the net proceeds that we will receive from this offering reflects the deduction of an estimated $5.1 million of expenses relating to the offering; however, as of the date hereof, we have already paid approximately $4.1 million of such expenses.

(3) The net proceeds from this offering will be used to repay approximately $115.8 million of principal amount of indebtedness under the Second Lien Facility. To the extent that the underwriters do not exercise their option to purchase additional shares, we intend to use borrowings under the ABL Facility to repay the remaining principal amount of the Second Lien Facility. We expect to use cash to pay any accrued and unpaid interest and premium on the outstanding principal amount of the Second Lien Facility. The table above reflects the use of (i) approximately $14.2 million of additional borrowings under the ABL Facility to repay in full the remaining principal amount of the Second Lien Facility and (ii) approximately $0.1 million of cash to pay premium on the Second Lien Facility, which represents a 1% prepayment premium applicable to voluntary prepayments of principal other than with the proceeds of this offering. See "Description of Certain Indebtedness—Term Loan Facilities—Optional and Mandatory Prepayments". There was no accrued and unpaid interest as of April 30, 2016, as interest on the Second Lien Facility was last paid on April 30, 2016; accordingly, such interest payment is already reflected in the "Actual" column in the table above. Interest is payable on the last business day of January, April, July and October in each year, and we expect to make the next payment of interest on the Second Lien Facility on July 30, 2016, which will be before the closing date of this offering. Interest accrues on the Second Lien Facility at an annual rate of 9.0%, or approximately $250 per day for each $1.0 million of principal amount. We expect to use cash to fund any payments of interest on the outstanding principal amount of the Second Lien Facility.

(4) As of April 30, 2016, we had $53.6 million of borrowing availability under the ABL Facility. In June 2016, we amended our ABL Facility to increase the aggregate revolving commitments thereunder to $215 million. As of July 2, 2016, we had $108.8 million of borrowings outstanding under the ABL Facility and $57.8 million available for future borrowings under the ABL Facility.

(5) Amounts shown exclude unamortized debt issuance costs of $12.3 million as of April 30, 2016 associated with the First Lien Facility and Second Lien Facility, which were included as a direct reduction of long-term debt in the condensed consolidated balance sheet included elsewhere in this prospectus. Amounts shown also exclude an accrued exit fee relating to the Second Lien Facility in the amount of $1.1 million.

(6) In connection with this offering, the Class A common stock and Class B common stock will be subject to the 128.157393-to-one stock split and converted into shares of a single class of common stock, which is the same class as the shares being sold in this offering.

(7) The change in accumulated deficit relates to an approximately $3.2 million loss on early extinguishment of debt for the repayment of the Second Lien Facility with proceeds from this offering.

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DILUTION

If you purchase any of the shares offered by this prospectus, you will experience dilution to the extent of the difference between the offering price per share that you pay in this offering and the net tangible book value (deficit) per share of our common stock immediately after this offering.

Our net tangible book value (deficit) as of April 30, 2016 was $(193.5) million, or $(3.81) per share of common stock. Net tangible book value (deficit) per share is determined by dividing our net tangible book value (deficit), which is total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding, after giving effect to our 128.157393-for-one stock split on July 22, 2016. Tangible assets represent total assets excluding goodwill and other intangible assets. Dilution in net tangible book value (deficit) per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value (deficit) per share of our common stock immediately afterwards.

After giving effect to (i) our 128.157393-for-one stock split and (ii) our sale of 8,667,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, our pro forma net tangible book value (deficit) as of April 30, 2016 would have been approximately $(80.9) million, or $(1.36) per share. This represents an immediate increase in net tangible book value (deficit) of $2.45 per share to our existing stockholders and an immediate dilution of $16.36 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$15.00
Historical net tangible book value (deficit) per share	$(3.81)
Increase per share attributable to this offering	2.45
Pro forma net tangible book value (deficit) per share after this offering	$(1.36)
Dilution per share to new investors	$16.36

Each $1.00 increase (decrease) in the assumed initial offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would affect our net tangible book value (deficit) after this offering by approximately $8.1 million, the net tangible book value (deficit) per share after this offering by $0.14 per share, and the dilution per common share to new investors by $0.86 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting commissions and discounts and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would affect our net tangible book value (deficit) after this offering by approximately $14.0 million, the net tangible book value (deficit) per share after this offering by $0.25 per share, and the dilution per common share to new investors by $(0.25) per share, assuming the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting commissions and discounts and estimated offering expenses payable by us.

The following table summarizes, as of April 30, 2016, on an as adjusted basis, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us and the average price per share paid or to be paid by existing stockholders and by new

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investors purchasing shares of common stock in this offering, before deducting the underwriting commissions and discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	(dollars in thousands, except share and per share data)				
	Number	Percent	Amount	Percent	
Existing stockholders	50,836,727	85%	$396,674	75%	$ 7.80
New investors	8,667,000	15%	$130,005	25%	$15.00
Total	59,503,727	100%	$526,679	100%	$ 8.85

Each $1.00 increase (decrease) in the assumed initial offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $8.7 million, $8.7 million and $0.15 per share, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $15.0 million, $15.0 million and $0.10 per share, respectively, assuming the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase 1,300,050 additional shares of our common stock in this offering, the as adjusted net tangible book value (deficit) per share would be $(1.03) per share and the dilution to new investors in this offering would be $16.03 per share. If the underwriters exercise such option in full, the number of shares held by new investors will increase to 9,967,050 shares of our common stock, or approximately 16% of the total number of shares of our common stock outstanding after this offering. The number of shares of our common stock to be outstanding immediately following this offering set forth above excludes:

- 5,620,199 shares of common stock issuable upon the exercise of options outstanding under our 2012 Option Plan as of April 30, 2016 at a weighted average exercise price of $10.18 per share;

- 2,478,702 shares of common stock issuable upon the exercise of options to be granted in connection with this offering under our 2016 Equity Plan and 28,311 shares of common stock issuable upon the exercise of options to be granted in connection with this offering under our 2012 Option Plan, each at an exercise price equal to the initial public offering price; and

- 3,718,053 shares of common stock reserved for future issuance under our 2016 Equity Plan.

To the extent any options are granted and exercised in the future, there may be additional economic dilution to new investors.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

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and May 2, 2015, respectively, have been classified as noncurrent deferred tax assets in our consolidated balance sheet data. For more information, see Note 1 to our consolidated financial statements for the fiscal year ended January 30, 2016 included elsewhere in this prospectus.

(3) Total debt consists of the current and long-term portions of the Senior Secured Notes, the First Lien Facility, the Second Lien Facility and mortgage loans, as well as outstanding borrowings under the ABL Facility, as applicable, in each case before giving effect to any deduction of unamortized debt issuance costs, as described in note 2 above. The current portion of long-term debt, per our consolidated balance sheets as of January 30, 2016 and April 30, 2016 included elsewhere in this prospectus, includes $0.5 million and $0.6 million, respectively, for the current portion of financing obligations that has been excluded from this presentation of total debt. Amounts shown for total debt also exclude an accrued exit fee relating to the Second Lien Facility in the amount of $0.8 million and $1.1 million as of January 30, 2016 and April 30, 2016, respectively.

(4) For the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016, amounts are shown pro forma to give effect to the following transactions as if they had occurred as of the beginning of the periods presented: (i) this offering, (ii) the repayment of indebtedness from the proceeds of this offering as described in "Use of Proceeds" and (iii) each of the related adjustments mentioned below. Amounts for the fiscal year ended January 30, 2016 are also shown pro forma to give effect to the June 2015 Refinancing as if it had occurred as of the beginning of the period presented.

Adjustments to net income for the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016 reflect (i) a $17.0 million and $3.3 million decrease in interest expense, respectively (see the reconciliation of historical interest expense to pro forma interest expense below), (ii) an $8.2 million and $1.6 million increase in income tax expense, respectively, due to higher income before taxes relating to our pro forma net income and (iii) the removal of $3.6 million and $0.9 million of the Sponsors' management fees, respectively.

The following is a reconciliation of historical net income to pro forma net income for the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016:

	Fiscal Year Ended January 30, 2016	Thirteen Weeks Ended April 30, 2016
	(in thousands)	
Net income	$ 3,574	$ 7,326
Decrease in interest expense, net(a)	16,989	3,297
Increase in income tax expense(b)	(8,199)	(1,587)
Removal of management fee(c)	3,612	901
Pro forma net income(d)	$15,976	$ 9,937

(a) See the reconciliation of historical interest expense to pro forma interest expense below.

(b) Reflects an increase in income tax expense for the related tax effects of the pro forma adjustments. The tax impact is based upon an increase of pro forma income before taxes of $20.6 million and $4.2 million, respectively, and an effective tax rate of 39.8% and 37.8%, respectively.

(c) Reflects the removal of management fees. In connection with this offering, the management agreement will be terminated. See "Certain Relationships and Related Party Transactions".

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(d) For the fiscal year ended January 30, 2016, we recognized a loss on extinguishment of debt in the amount of approximately $36.0 million in connection with the redemption of the Senior Secured Notes in June 2015. Pro forma net income excludes any adjustments related to loss on extinguishment of debt that may result from this offering.

The following is a reconciliation of historical interest expense to pro forma interest expense for the fiscal year ended January 30, 2016 and thirteen weeks ended April 30, 2016.

	Fiscal Year Ended January 30, 2016	Thirteen Weeks Ended April 30, 2016
	(in thousands)	
Interest expense, net	$ 36,759	$ 8,193
Decrease resulting from the June 2015 Refinancing(a)	(3,868)	—
Decrease resulting from use of proceeds of this offering(b)	(13,404)	(3,368)
Increase resulting from the use of ABL borrowings(c)	283	71
Pro forma interest expense, net	$ 19,770	$ 4,896

(a) For the fiscal year ended January 30, 2016, reflects redemption in full of the Senior Secured Notes with the proceeds of the Term Loan Facilities.

(b) Assumes repayment of indebtedness under the Second Lien Facility, which bears interest at a rate of 9.0% per annum, using the proceeds of this offering, as if it had occurred as of the beginning of the periods presented.

(c) Assumes that the underwriters do not exercise their option to purchase additional shares and, as a result, net proceeds to us from this offering are insufficient to repay the borrowings outstanding under the Second Lien Facility in full, in which case we intend to use borrowings under the ABL Facility to repay the remaining $14.2 million in outstanding principal. We expect to use cash to pay any accrued and unpaid interest and premium on the outstanding principal amount of the Second Lien Facility. The effective interest rate on the ABL Facility was approximately 2.00% for the fiscal year ended January 30, 2016 and the thirteen weeks ended April 30, 2016.

(5) Gives effect to (i) the 128.157393-for-one stock split effected on July 22, 2016 and (ii) the 8,667,000 shares of our common stock to be issued by us in this offering. Pro forma basic net income per share consists of pro forma net income divided by the pro forma basic weighted average common shares outstanding. Pro forma diluted net income per share consists of pro forma net income divided by the pro forma diluted weighted average common shares outstanding.

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